Exhibit 99.3

BESPOKE CAPITAL ANNOUNCES EFFECTIVENESS OF S-4

REGISTRATION STATEMENT AND TARGETED CLOSING DATE

U.S. S-4 registration statement declared effective by SEC

Closing expected on or about June 7

Extension to July 31, 2021 approved at special meeting

Special meeting adjourned to May 28, 2021 to approve the domestication and business combination

Toronto, ON and Santa Rosa, CA – May 6, 2021 – Bespoke Capital Acquisition Corp. (NASDAQ: BSPE) (TSX: BC.U) (TSX: BC.WT.U) announced today that the SEC has declared its S-4 registration statement effective and the parties are proceeding to complete BCAC’s domestication to Nevada and the proposed business combination with Vintage Wine Estates (“VWE”), one of the fastest growing U.S. wine producers with an industry leading direct-to-customer platform. Closing of BCAC’s business combination with VWE is expected to occur on or about June 7, 2021, and trading in the combined company is expected to commence on NASDAQ and the TSX on June 8, 2021, subject to the satisfaction of closing conditions, including a vote of the shareholders on the domestication and business combination.

BCAC also announced that holders of 99.99% of the BCAC shares voting at its special meeting approved the extension of the permitted timeline for completing its qualifying acquisition to July 31, 2021. After processing notices of redemption received with respect to the extension, BCAC expects to have an aggregate of US$330.8 million (assuming no additional redemptions and including Wasatch’s private investment) to fund its growth strategy and pay transaction expenses.

BCAC adjourned the special meeting until May 28, 2021, at which time it plans to hold the votes on approval of its domestication to Nevada and the VWE combination. BCAC is sending BCAC shareholders a new BLUE proxy card with respect to the domestication and business combination resolutions.

Accordingly, BCAC shareholders voting by proxy will be required to vote the new BLUE proxy card to approve the domestication and the business combination. Your vote will not be counted unless you return a BLUE proxy card on or prior to May 26, 2021.

The BCAC Board of Directors urges shareholders of record as of March 31, 2021 to vote the

BLUE proxy card FOR the domestication and business combination.

Redemption Rights

In connection with the business combination, holders of Class A restricted voting shares may deposit all or a portion of their shares for redemption prior to 4:00 p.m. (EDT) on June 4, 2021. BCAC will allow any shareholder who submits a redemption request in connection with the business combination to revoke the redemption until the redemption deadline on June 4, 2021.

In connection with the extension, 13.2 million Class A restricted voting shares have been deposited for redemption, which, unless rescinded by the holders thereof, will be redeemed on May 14, 2021 at a redemption price of approximately $10.11 per share. BCAC notices of redemption submitted by holders in connection with the extension may be rescinded by holders through the redemption payment date on May 14, 2021.

Additional Information

For more information on the transactions, please see BCAC’s final non-offering long form prospectus dated May 5, 2021 and final prospectus forming a part of its registration statement on Form S-4, filed with the SEC on May 6, 2021. Holders of Class A restricted voting shares may access these materials on BCAC’s website at www.bespokespac.com/investor-relations, on its profile at SEDAR at www.sedar.com and on its profile on EDGAR at www.sec.gov.

Forward-Looking Statements

Some of the statements contained in this document are forward-looking statements within the meaning of U.S. securities laws and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding closing of the investment and the transaction and the shareholder meeting and its business. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BCAC’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of BCAC. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transactions or that the approval of the shareholders of BCAC or VWE is not obtained; failure to realize the anticipated benefits of the transactions; risks relating to the uncertainty of the projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the amount of redemptions, if any, made by BCAC’s shareholders in connection with the transactions; the requirement for Wasatch to fund the subscription price on closing; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s significant reliance on its distribution channels; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; possible departures from VWE’s or the combined company’s senior management team; integration risks associated with acquisitions; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s and the combined company’s ability to make payments on its indebtedness; and those factors discussed in documents of BCAC filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”) or Canadian securities regulatory authorities. There may be additional risks that BCAC does not know or that BCAC currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect BCAC’s expectations, plans or forecasts of future events and views as of the date of this press release. BCAC undertakes no obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements.

Important Information and Where to Find It

In connection with the transactions, BCAC has filed (1) with the SEC a final consent solicitation statement/prospectus and amendments thereto (the “Consent Solicitation Statement/Prospectus”), which includes a final consent solicitation statement of VWE and a final prospectus of BCAC to be distributed to BCAC shareholders and VWE shareholders; (2) with Canadian securities regulatory authorities a preliminary non-offering prospectus (the “Canadian Prospectus”) under Canadian securities laws to be distributed to BCAC shareholders; and (3) with Canadian securities regulatory authorities a management proxy circular (the “Proxy Circular”) under Canadian securities laws distributed to BCAC shareholders. INVESTORS AND OTHER SECURITY HOLDERS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CANADIAN PROSPECTUS AND THE PROXY CIRCULAR, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY BCAC WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCAC, VWE AND THE TRANSACTIONS. When available, investors and security holders may obtain free copies of these documents and other documents, with respect to those filed with the SEC, at www.sec.gov, and with respect to those filed with the Canadian securities regulatory authorities, at www.sedar.com, or by directing a request to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC V7X1L3.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, CANADIAN SECURITIES REGULATORY AUTHORITIES OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

BCAC and VWE and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies or consents with respect to the transactions. Information about the directors and executive officers of BCAC and VWE and a description of their direct and indirect interests, by security holdings or otherwise, are set forth in the Consent Solicitation Statement/Prospectus, the Canadian Prospectus and the Proxy Circular. Additional information may be set forth in other relevant materials to be filed with the SEC and Canadian securities regulatory authorities regarding the transactions. Security holders, potential investors and other interested persons should read these materials carefully and in their entirety when they become available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom.